UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **April 27, 2004**



AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Nevada**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **1-15991**   I.R.S. Employer Identification No: **58-2189551**

Item 7. Financial Statements and Exhibits.

 (c) Exhibits. The following exhibits are attached to this Current Report on Form 8-K (this "Report"):

  99.1   Press Release dated April 27, 2004
  99.2   Reconciliation of Non-GAAP financial measure disclosed during April 27, 2004 conference call
           to a comparable financial measure reported on a GAAP basis

Item 9. Regulation FD Disclosure.

On April 27, 2004, members of AirTran Holdings, Inc. (the "Company") management held a conference call
with investors to discuss the release of the Company's financial results for the first quarter ended March 31,
2004 as well as certain information regarding estimates for 2004.

During this call, management noted the following among other things:

  -- Passenger bookings for the months of April and May this year look pretty good.
  -- 2004 capacity is expected to be up 21%.
  -- Quarterly capacity growth as follows:
     Q2 up 18%
     Q3 up 18%
     Q4 up 27%
  -- As our incoming Boeing 737 aircraft fleet reaches critical mass our unit costs for transcontinental
     flying are expected to decrease by 18 percent to 20 percent below the costs incurred operating Airbus
     aircraft today.
  -- Initial Boeing 737 unit costs should be 3% - 5% below that of the Boeing 717 aircraft.
  -- 45% of Q2 expected fuel consumption is hedged at $0.85 - $0.90 per gallon all-in
  -- 45% of Q3 expected fuel consumption is hedged at $0.85 - $0.90 per gallon all-in
  -- 35% of Q4 expected fuel consumption is hedged at $0.85 - $0.90 per gallon all-in
  -- We project that our all-in price per gallon of fuel including the benefits of hedging will be in the
     range of $1.05 - $1.10 for the remainder of the year.
  -- At this time we are not revising our cost guidance other than for fuel.

The information contained in this Form 8-K, including the Exhibits, contain forward-looking statements.
Statements regarding the Company's success, business model, improved operational performance and our
ability to maintain or improve low costs are forward-looking statements and are not historical facts. Instead,
they are estimates or projections involving numerous risks or uncertainties, including but not limited to,
consumer demand and acceptance of services offered by the Company, the Company's ability to maintain
current cost levels, fare levels and actions by competitors, regulatory matters and general economic
conditions. Additional information concerning factors that could cause actual results to differ materially from
those in the forward-looking statements is contained from time to time in the Company's SEC filings,
including but not limited to the Company's annual report on Form 10-K for the year ended December 31,
2003. The Company disclaims any obligation or duty to update or correct any of its forward-looking
statements.

Item 12. Results of Operations and Financial Condition.

On April 27, 2004, the Company issued an earnings release (the "Press Release") reporting the Company's
results for the first quarter ended March 31, 2004. A copy of the Press Release is attached hereto as Exhibit
99.1 and is incorporated by reference herein.

On April 27, 2004, during the Company's earnings conference call, the Company's CFO, Stan Gadek, referenced statistics related to the Company's fuel neutral cost per available seat mile which were not included in the Press Release attached hereto as Exhibit 99.1. In accordance with SEC Regulation G, the Company is providing further disclosure of the reconciliation of this non-GAAP financial measure to a comparable financial measure reported on a GAAP basis. This reconciliation is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

The information contained in this Report, including the Exhibits, is furnished in accordance with general instruction B.6 of Form 8-K, and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, unless specifically incorporated by reference in a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AirTran Holdings, Inc.
(Registrant)

Date: April 27, 2004

/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

4

EXHIBIT 99.1

FOR IMMEDIATE RELEASE   Contacts: Tad Hutcheson (Media)
April 27, 2004   407.251.5578
                                                                     tad.hutcheson@airtran.com

Arne Haak (Financial)   Judy Graham-Weaver (Media)
407.251.3618   770.907.5054
                                                                     judy.graham-
                                                                     weaver@airtran.com

AIRTRAN HOLDINGS REPORTS EIGHTH CONSECUTIVE QUARTERLY PROFIT; REVENUE INCREASE 16 PERCENT TO $241 MILLION; UNIT COSTS DECLINE 4.3 PERCENT

ORLANDO, Fla. (April 27, 2004) - AirTran Holdings, Inc., (NYSE: AAI), the parent company of AirTran Airways, Inc., today reported its results for the first quarter 2004:

-- Net income for the first quarter was $4.1 million or $0.05 per diluted share versus net income of $2.0 million or $0.03 per diluted share for the year-earlier period. First quarter 2004 results reflect a full tax rate and approximately 14.1 million additional shares outstanding.
-- Operating revenues for the quarter totaled $241.4 million, a 16.1 percent increase over $208.0 million from the first quarter 2003.
-- Non-fuel operating costs per available seat mile (non-fuel CASM) declined by 2.7 percent to 6.42 cents. CASM declined by 4.3 percent to 8.26 cents in the first quarter.
-- Traffic, or revenue passenger miles (RPMs), increased 22.4 percent over the year-earlier period, which set a new first quarter record. Capacity, or available seat miles (ASMs), increased 21.1 percent, also setting a Company record for the first quarter.

"Achieving our eighth consecutive profitable quarter in such a challenging economic climate should make every member of the AirTran Airways' team proud today," said Joe Leonard, chairman and chief executive officer. "Having one of the youngest Boeing fleets in the world has paid huge dividends in a period of high energy prices."

AirTran Airways served a first quarter record of approximately 3.0 million passengers, which was also an increase of 16.3 percent over the 2.6 million passengers served in the same quarter last year. Load factor increased 0.7 points to 68.5 percent.

Robert Fornaro, president and chief operating officer, remarked: "In approximately 45 days, AirTran Airways will take delivery of our first Boeing 737-700 aircraft – the first of our 100 aircraft order. We are confident that these new 737 aircraft will produce consistent operating results, building on the efficiency and reliability of our existing 717 fleet, while providing even greater value to our customers."

Stan Gadek, senior vice president of finance and chief financial officer, said, "AirTran Airways' first quarter financial results benefited from the outstanding productivity of our Crew Members, a reduction in unit costs and continued sound financial discipline. Maintaining low costs is key to offering low fares and generating profits for our shareholders."

Highlights for the quarter include:

-- AirTran Airways announced that the airline will become the launch customer for XM Satellite Radio.
-- Enhanced service in Akron/Canton, Atlanta, Baltimore, Boston, Dallas/Fort Worth, Dayton, Las Vegas, Moline/Quad Cities, New York City, Orlando, Newport News/Williamsburg, and Washington Reagan National.
-- Announced the end of our regional jet service and the return to full-size Boeing jet service with Business Class on all aircraft beginning in July 2004.
-- Took delivery of two Boeing 717s increasing the total 717 fleet to 75 aircraft.
-- Received two additional slots for service between Atlanta and Washington Reagan National.
-- Opened a new state-of-the-art pilot training center in Atlanta with computer based training classrooms, labs and four full-motion simulators.
-- In April 2004, AirTran Airways was voted the best low-fare airline by Entrepreneur Magazine.

The airline will provide an online, real-time webcast of its first-quarter earnings conference call today at 10:00 a.m. (EDT). Beginning approximately two hours after the initial conference call is completed, a replay of the webcast will be available. To access the webcast, go to the "Investor Relations" area of AirTran Airways' Web site (airtran.com), accessible from the homepage. Once there, click on either the "Overview" or "Calendar" buttons, and follow the prompts for the webcast. The broadcast will also be available at www.streetevents.com.

AirTran Airways is one of America's largest low-fare airlines - employing more than 5,600 professional Crew Members and operating 531 flights a day to 45 destinations. The airline's hub is at Hartsfield-Jackson Atlanta International Airport, the world's busiest airport by passenger volume, where it is the second largest carrier operating 197 flights per day. AirTran Airways, a subsidiary of AirTran Holdings (NYSE: AAI), is the world's largest operator of the Boeing 717 and has America's youngest all-Boeing fleet. In 2004, the airline will begin taking delivery of new Boeing 737-700s. For reservations or more information, visit airtran.com (America Online Keyword: AirTran).

Editor's note: Statements regarding the Company's operational and financial success, business model, expectation about future success, improved operational performance and our ability to maintain or improve our low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2003. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.

AirTran Holdings, Inc.
Consolidated Statements of Income
(In thousands, except per share data and statistical summary)
(Unaudited)

| | | Three Months Ended March 31, | | Percent |
		2004	2003	Change
Operating Revenues:				
Passenger	$	233,503	$ 201,900	15.7
Cargo		--	383	--
Other		7,903	5,719	38.2
Total operating revenues		241,406	208,002	16.1
Operating Expenses:				
Salaries, wages and benefits		62,842	54,591	15.1
Aircraft fuel		51,540	47,144	9.3
Aircraft rent		35,936	26,419	36.0
Distribution		11,948	10,772	10.9
Maintenance, materials and repairs		19,010	15,079	26.1
Landing fees and other rents		13,873	11,484	20.8
Aircraft insurance and security services		5,314	5,550	(4.3)
Marketing and advertising		7,602	7,077	7.4
Depreciation		2,884	3,322	(13.2)
Other operating		20,181	18,186	11.0
Total operating expenses		231,130	199,624	15.8
Operating Income		10,276	8,378	22.7
Other (Income) Expense:				
Interest income		(1,004)	(527)	90.5
Interest expense		4,647	6,869	(32.3)
Other expense, net		3,643	6,342	(42.6)
Income Before Income Taxes		6,633	2,036	--
Income Tax Expense		2,520	--	--
Net Income	$	4,113	$ 2,036	--
		=======	=======	
Earnings per Common Share				
Basic	$	0.05	$ 0.03	66.7
Diluted	$	0.05	$ 0.03	66.7
Weighted-average Shares Outstanding				
Basic		84,285	71,522	17.8
Diluted		88,532	74,476	18.9
EBITDA	$	13,160	$ 11,700	12.5
Operating margin		4.3%	4.0%	0.3pts.
Net margin		1.7%	1.0%	0.7pts.

AirTran Holdings, Inc.
Statistical Summary
(Unaudited)

	Three Months Ended March 31, 2004		Three Months Ended March 31, 2003		Percent Change	
First Quarter Statistical Summary:						
Revenue passengers	2,977,085		2,560,160		16.3	
Revenue passenger miles (000s)	1,918,537		1,567,412		22.4	
Available seat miles (000s)	2,798,779		2,311,961		21.1	
Block hours	74,857		64,929		15.3	
Passenger load factor	68.5	%	67.8	%	0.7	pts.
Break-even load factor	66.6	%	67.1	%	(0.5)	pts.
Average fare	$ 78.43		$ 78.86		(0.5)	
Average yield per RPM	12.17	¢	12.88	¢	(5.5)	
Passenger revenue per ASM	8.34	¢	8.73	¢	(4.5)	
Operating cost per ASM	8.26	¢	8.63	¢	(4.3)	
Non-fuel operating cost per ASM	6.42	¢	6.60	¢	(2.7)	
Average cost of aircraft fuel per gallon, excluding fuel taxes	97.27	¢	96.90	¢	0.4	
Fuel gallons consumed (millions)	47.9		43.8		9.4	
Weighted-average number of aircraft	74		67		10.4	

5

Pursuant to the SEC Regulation G, we are providing further disclosure of the reconciliation of reported non-GAAP financial measures reported on a GAAP basis. It is our view that the reported non-GAAP financial measures are more consistent with our true operating performance and provide a more meaningful period to period comparison. Furthermore, in preparing internal operating plans and forecasts, these measures are important to management's analysis. Additionally, these measures are more comparable to financial measures reported by other airlines.

AirTran Holdings, Inc.
Reconciliation of GAAP Financial Information to
Non-GAAP Financial Information
(In thousands)
(Unaudited)

	Three Months Ended March 31,	
	2004	2003
Earnings before interest, taxes, depreciation, and amortization (EBITDA)		
Net income - GAAP	$ 4,113	$ 2,036
Exclude:		
Income tax expense	2,520	--
Interest expense, net	3,643	6,342
Depreciation	2,884	3,322
EBITDA	$ 13,160	$ 11,700
	========	=======
Non-fuel operating cost per ASM		
Total operating expenses - GAAP	$ 231,130	$ 199,624
Exclude:		
Aircraft fuel	51,540	47,144
Total non-fuel operating expenses	$ 179,590	$ 152,480
	========	=======
ASMs	2,798,779	2,311,961
Non-fuel operating cost per ASM	6.42¢	6.60¢

EXHIBIT 99.2


Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
Three Months Ended March 31, 2004


Pursuant to the SEC Regulation G, we are providing further disclosure of the reconciliation of reported non-GAAP financial measures to their comparable financial measures reported on a GAAP basis. It is our view that the reported non-GAAP financial measures are more consistent with our true operating performance and provide a more meaningful period to period comparison. Additionally, these measurements are more comparable to financial measures reported by other airlines.

A reconciliation of the components of the calculation of fuel neutral operating costs per available seat mile (ASM) is as follows:

	Three Months Ended March 31, 2004
(Unaudited)	
Calculation of fuel neutral cost per ASM:	
Operating expenses (based on GAAP amounts) ($000s)	231,130
Less actual fuel expense ($000s)	(51,540)
Plus current period gallons of fuel burned times prior year average price of fuel ($000s)	51,552
Adjusted operating expenses ($000s)	231,142
Gallons of fuel consumed in current period	47,933,299
Average price of fuel from prior year period (cents)	107.55
ASMs (000s)	2,798,779
Fuel neutral cost per ASM (cents)	8.26